Exhibit 99.1

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Financial Statements

October 31, 2019

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Table of Contents

Report of Independent Registered Public Accounting Firm - 2019...............................................................................................1
Report of Independent Auditors - 2018 and 2017..........................................................................................................................2

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Members of Limoneira Lewis Community Builders, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Limoneira Lewis Community Builders, LLC (the Company) as of October 31, 2019, and the related statements of operations, members’ capital and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Irvine, California
January 10, 2020

Report of Independent Auditors
To the Members of Limoneira Lewis Community Builders, LLC

We have audited the accompanying financial statements of Limoneira Lewis Community Builders, LLC, which comprise the balance sheet as of October 31, 2018, and the related statements of operations, members’ capital and cash flows for the years ended October 31, 2018 and 2017, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Limoneira Lewis Community Builders, LLC at October 31, 2018, and the results of its operations and its cash flows for the years ended October 31, 2018 and 2017 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

Irvine, California
January 10, 2020

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Balance Sheets
(in thousands)

	October 31,
	2019	2018
Assets
Land held for development and sale	$135,374	$120,791
Cash and cash equivalents	1,569	4,540
Refundable deposits and other assets	732	230
Contract assets	495	—
Total assets	$138,170	$125,561

Liabilities and members’ capital
Unsecured line of credit, net of unamortized
loan costs (Note 5)	$43,158	$36,088
Accounts payable and accrued expenses	7,585	14,242
Unearned revenue (Note 3)	458	6,250
Due to affiliates (Note 7)	15	28
	51,216	56,608

Members’ capital:
Limoneira EA1 Land, LLC	42,722	34,354
Lewis Santa Paula Member, LLC	44,232	34,599
	86,954	68,953
Total liabilities and members’ capital	$138,170	$125,561

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Operations
(in thousands)

	Year Ended October 31,
	2019	2018	2017

Revenues:
Land sales	$37,788	$—	$—

Cost of sales:
Cost of land sales	(27,204)	—	—
Gross profit	10,584	—	—

Sales and marketing expenses	601	22	47
General and administrative expenses	81	172	42
Other (income) expense	(99)	(40)	—

Net income (loss)	$10,001	$(154)	$(89)

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Members’ Capital
(in thousands)

	Limoneira EA1 Land, LLC	Lewis Santa Paula Member, LLC	Total Members' Capital

Balance at October 31, 2016	$23,647	$23,649	$47,296
Contributions	7,450	7,450	14,900
Net income (loss)	(89)	—	(89)
Balance at October 31, 2017	31,008	31,099	62,107
Contributions	3,500	3,500	7,000
Net income (loss)	(154)	—	(154)
Balance at October 31, 2018	34,354	34,599	68,953
Contributions	4,000	4,000	8,000
Net income (loss)	4,368	5,633	10,001
Balance at October 31, 2019	$42,722	$44,232	$86,954

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Cash Flows
(in thousands)

	Year ended October 31,
	2019	2018	2017
Operating activities
Net income (loss)	$10,001	$(154)	$(89)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Noncash interest charges	—	94	—
Changes in operating assets and liabilities:
Land held for development and sale	(14,459)	(59,933)	(12,899)
Refundable deposits and other assets	(502)	(164)	(66)
Contract assets	(495)	—	—
Accounts payable and accrued expenses	(6,657)	13,222	556
Due to affiliates	(13)	(278)	(221)
Unearned revenue	(5,792)	6,250	—
Net cash used in operating activities	(17,917)	(40,963)	(12,719)

Financing activities
Borrowings from line of credit	37,646	42,493	—
Principal repayments on line of credit	(30,700)	(6,250)	—
Payment of deferred loan costs	—	(249)	—
Contributions from members	8,000	7,000	14,900
Net cash provided by financing activities	14,946	42,994	14,900

Net increase (decrease) in cash and cash equivalents	(2,971)	2,031	2,181
Cash and cash equivalents at beginning of year	4,540	2,509	328
Cash and cash equivalents at end of year	$1,569	$4,540	$2,509

Supplemental disclosure of cash flow information
Cash paid for interest (including amounts capitalized to the Project)	$1,844	$506	$—

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements

October 31, 2019

1.	Organization

Organization and Business

Limoneira Lewis Community Builders, LLC (“Limoneira Lewis” or the “Company”), a Delaware Limited Liability Company, is a joint venture between Lewis Santa Paula Member, LLC (“Lewis”) and Limoneira EA1 Land, LLC (“Limoneira”) (together, the “Members”) to develop a 501 acre area of land in Santa Paula, California into residential properties (the “Project”). Limoneira Lewis was formed on November 3, 2015 and began operations on November 10, 2015 in conjunction with the contribution of land and related entitlements for an agreed upon value of $40,000,000 by Limoneira (the “Property”) to the Company and a concurrent assignment of a 50% interest in the Company to Lewis for $20,000,000 cash consideration, which were reflected as initial capital contributions from the Members. Initial capital contributions of the Members also included the value of certain pre-formation development costs and expenses (“Pre-Assignment Expenses”) incurred by Limoneira of $1,374,279 and Lewis of $217,774.

The terms of the Company are governed pursuant to the Limited Liability Company Agreement, as amended (the “LLC Agreement”). Each Member’s liability is limited pursuant to the Delaware Limited Liability Company Act. The term of the Company shall continue until the Company is dissolved pursuant to the provisions of the LLC Agreement.

Lewis is the designated manager of the Company (“Manager”) and manages the business activities of the Company pursuant to the terms of the LLC Agreement through an affiliated entity, Lewis Management Corp., a California Corporation (the “Manager Affiliate”). All major decisions, as defined by the LLC Agreement, are decided by an executive committee consisting of two representatives each from Lewis and Limoneira.

Capital contributions are made by the Members for funding of Project Costs pursuant to terms of the LLC Agreement. Through October 31, 2019, the Members’ capital contributions include the Members’ initial capital contributions representing the value of the contributed property and Pre-Assignment Expenses and additional contributions totaling $77,199,000 in the aggregate.

On March 3, 2008, Limoneira entered into a Development Agreement with the City of Santa Paula (the “City”) to develop the property which was transferred to the Company on November 10, 2015. The Development Agreement was amended and restated on February 26, 2015. The Amended Development Agreement provides for up to 1,500 total residential units, an estimated 240,000 square feet of office, retail, light industrial and assisted living facilities, approximately 19 acres for educational and other civic facilities and approximately 223 acres of undeveloped land, including open space and agricultural preserves, parks and greenways.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

1.	Organization (continued)

Distributions
Pursuant to the LLC Agreement, distributions of Net Cash Flow, as defined, shall be distributed to the Members in the following order of priority (using terms as defined in the LLC Agreement):

(a)
First, to the Members in proportion to their respective Additional Capital Contribution IRR Deficiencies, until each Member’s Additional Contribution IRR Deficiency is reduced to zero, representing a 12% return, compounded annually;

(b)	Second, 48% to Limoneira and 52% to Lewis until Lewis’ Initial Contribution IRR Deficiency is reduced to zero, representing a 12% return, compounded annually;

(c)	Third, 25% to Limoneira and 75% to Lewis until aggregate distributions on this tier equal $10,000,000;

(d)	Fourth, 60% to Limoneira and 40% to Lewis until aggregate distributions on this tier equal $20,000,000;

(e)	Fifth, 50% to Limoneira and 50% to Lewis until aggregate distributions on this tier equal $20,000,000;

(f)	Sixth, 78% to Limoneira and 22% to Lewis until aggregate distributions on this tier equal $25,000,000;

(g)	Seventh, 95% to Limoneira and 5% to Lewis until aggregate distributions on this tier equal $20,000,000;

(h)	Thereafter, 70% to Limoneira and 30% to Lewis.

Allocations of Income and Losses
Net income and losses each period are allocated to the Members in respect of how such income or loss would affect related cash distributions that would be made to the Members if the Company were to be liquidated as of the reporting date and proceeds equal to the book value of members’ capital were to be distributed pursuant to the cash distribution priorities of the LLC Agreement.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). All references to authoritative accounting literature in the Company’s financial statements were referenced in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the single source of authoritative nongovernmental GAAP in the United States.

Acreage, square footage, number of units or lots, and other similar non-financial measures included in these notes to the financial statements are presented on an unaudited basis.
Cash and Cash Equivalents
All highly liquid investments with a remaining maturity of three months or less when purchased are considered to be cash equivalents. No cash balances held by the Company during the periods presented were legally restricted as to use.
Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with a financial institution. The Company’s cash balances exceed federally insurable limits. However, the Company believes there is minimal credit risk relative to its cash balances.
Real Estate Inventories and Cost of Sales
Land held for development and sale consists of unimproved land and costs related to improvements including infrastructure and other capitalizable project costs. Capitalized costs include direct and indirect land costs, development and construction costs, direct labor, real estate taxes, and interest related to development and construction. Capitalized costs also include prepaid insurance policies and other similar costs which do not extend beyond the projected development period of the related project components.

Cost of land sales are allocated to individual land parcels sold based on specific identification, if practicable, or allocated based on a method which approximates relative fair value in accordance with ASC 970, Real Estate - General.

Land held for development and sale is carried at cost, unless the carrying amount is determined not to be recoverable, in which case the real estate inventory balance is written down to fair value in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires that real estate assets be tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Impairment of real estate inventories is measured by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated from the project. These evaluations for impairment are significantly impacted by estimates of the amounts and timing of revenues, costs and expenses, and other factors. If real estate assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the asset. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with the real estate asset, or other valuation techniques.

Revenue Recognition

Land sale transactions are made pursuant to contracts under which the Company typically has a performance obligation to deliver specified land parcels to the buyer when closing conditions are met. The Company evaluates each land sale contract to determine its performance obligations under the contract, including whether there is a distinct promise to perform post-closing land development work that is material within the context of the contract, and uses objective criteria to determine the completion of the applicable performance obligations, whether at a point in time or over time. Revenues from land sales are recognized when the Company has satisfied the performance obligations within the sales contract. Under its land sale contracts, the Company typically receives an initial cash deposit from the buyer at the time the contract is executed and receives the remaining fixed price consideration, through a third-party escrow agent, at closing when title and control of the land transfers to the buyer.

In instances where the Company has one or more performance obligations to perform land development work after the closing date, a portion of the transaction price under the land sale contract is allocated to such performance obligations and is recognized as revenue over time based upon the estimated progress toward the satisfaction of the related performance obligation, which is generally measured based on costs incurred relative to the total costs expected to satisfy the performance obligation.

The Company’s land sales contracts to homebuilders also generally provide for additional variable consideration in the form of a marketing fee based on a percentage of the sales prices of homes built and sold on the land as well as the ability to receive future profit participation payments on profitability above specified thresholds achieved on sales of the homes by the homebuilder. The Company’s performance obligations related to these fees are generally satisfied as of or in advance of when payments for such fees are received, which may result in the recognition of a contract asset for the estimated future variable consideration expected to be received. In determining the amount of revenue to recognize related to these fees, the Company estimates the total variable consideration it expects to receive utilizing the expected value approach and constrains the amount to be recognized to the extent such variable consideration is subject to a risk of significant revenue reversal. The Company considers various factors in determining whether a constraint is necessary, including its experience to date and degree to which the variable consideration is susceptible to factors outside its influence.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

The amount and timing of revenue and cash flows related to marketing fee and profit participation payments are impacted by the ultimate timing and sales prices of homes sold by homebuilders.

The Company also evaluates the terms of antispeculation or similar clauses contained in its land sales contracts which may provide the Company the contingent right to repurchase such land if the buyer fails to comply with provisions of the sales contract to determine whether the customer under its contracts has obtained control of the land in determining satisfaction of the related performance obligation.

Deposits received under customer contracts prior to closing of land sales, or other payments received under a contract for which related performance obligation is not yet complete, represent contract liabilities and are recorded as unearned revenue. Contract assets are recognized to the extent revenues are recorded but the related amounts are not yet receivable under the terms of the contract. Trade receivables are recorded to the extent amounts are receivable from the customer and the Company’s right to the consideration is no longer conditional. Contract assets and trade receivables are evaluated for impairment or collectibility in accordance with respective guidance. All of the Company’s contracts with its customers and the related performance obligations have an original expected duration of one year or less.

Line of Credit

The Company’s line of credit is recorded at amortized cost. Loan costs associated with securing the line of credit are deferred and are recognized as a component of interest cost over the term of the line of credit and are presented as a reduction of the line of credit balance on the accompanying balance sheets. Interest costs are capitalized to the Project during periods in which development activities are ongoing.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Income Taxes
As a limited liability company, the Company is subject to certain minimal taxes and fees; however, no provision for income taxes has been made in the accompanying financial statements as the Members are individually responsible for reporting their respective share of the Company’s income or loss.
Based on its evaluation under ASC Topic 740, Income Taxes, the Company has concluded that there are no significant tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any tax jurisdictions.
Other Income and Expenses
Other income and expenses are recorded in the period earned or incurred. Selling costs and costs related to marketing of the community are generally recorded to sales and marketing expenses as incurred.
Comprehensive Income and Loss
For all periods presented, comprehensive income (loss) is the same as net income (loss) reported for the respective period.
Use of Estimates
The preparation of these financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenues and expenses for the periods presented. Actual amounts and results could differ from those estimates.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue guidance in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, and most industry-specific revenue and cost guidance in the accounting standards codification, including some cost guidance related to construction-type and production-type contracts. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

On November 1, 2018, the Company adopted ASU 2014-09 and its related amendments (collectively, “ASC 606”), using the modified retrospective method applied to contracts that were not completed as of the adoption date. Results for reporting periods beginning November 1, 2018 are presented under ASC 606, while results for prior reporting periods have not been adjusted and continue to be presented under the accounting guidance in effect for those periods. The adoption of ASC 606 did not impact the Company’s financial statements as there were no land sales which had closed prior to the adoption date and no other balances which were required to be expensed or reclassified upon adoption pursuant to the provisions of ASC 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Lessor accounting will remain substantially similar to current GAAP. In addition, ASU 2016-02 provides for expanded disclosures of leasing activities including qualitative along with specific quantitative information. ASU 2016-02 is effective for the Company beginning November 1, 2019 and is to be applied using a modified retrospective transition method. The Company expects to elect the package of practical expedients offered under the standard and is still evaluating the potential impact of adopting this guidance, but does not expect that the adoption will have a material impact on its financial statements.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

3.	Land Held for Development and Sale

Activity related to the Company’s land held for development and sale for the year ended October 31, 2019 and 2018 is as follows:

	2019	2018
Beginning balance	$120,791,000	$60,858,000
Additional costs incurred	41,787,000	59,933,000
Cost of land sales	(27,204,000)	—

Ending balance	$135,374,000	$120,791,000

Management concluded that no impairment charges were warranted related to land held for development and sale through October 31, 2019.
During the year ended October 31, 2018, the Company entered into purchase and sale contracts with two homebuilders for the initial sale of lots located within Phase 1 of the Project. Deposits received under these contracts of $6,250,000 were received by the Company and reflected as unearned revenue as the lot sales had not closed as of October 31, 2018. During the year ended October 31, 2019, the Company closed on the sale of 210 lots in land sale transactions with three homebuilders and recognized total land sale revenues of $37,788,000, inclusive of the deposit amounts received and reflected as unearned revenue in 2018. Included in land sales revenues for the year ended October 31, 2019 were marketing fee revenues of $879,000, of which $495,000 was recorded as a contract asset representing estimated future variable consideration to be received. No profit participation payments were received or revenues recognized through October 31, 2019. As of October 31, 2019, the Company had substantially completed all performance obligations related to the land sale transactions that closed during the year ended October 31, 2019. There were no sales transactions which had closed or land sales revenues recognized previous to the year ended October 31, 2019.
As of October 31, 2019, the Company had received $458,000 of deposits related to future lot sale transactions, which are reflected as unearned revenue. The performance obligations related to these sales are expected to be satisfied within one year of the reporting date.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes the following as of October 31, 2019 and 2018:

	2019	2018
Trade accounts payable	$271,000	$3,755,000
Retentions payable	2,373,000	1,637,000
Accrued liabilities	4,123,000	4,718,000
Environmental remediation obligation (Note 8)	818,000	4,132,000

	$7,585,000	$14,242,000

5.	Line of Credit

In February 2018, the Company entered into an unsecured revolving line of credit facility with a third-party lender to provide development financing for the Project. The line of credit has a maximum borrowing amount of $45,000,000 and matures February 22, 2020, with a one-year extension subject to certain fees and conditions. The line of credit bears interest, payable monthly, at an annual rate of one-month LIBOR plus 2.85% (4.64% at October 31, 2019) plus an unused commitment fee of 0.20% per year, payable quarterly.

As of October 31, 2019 and 2018, the Company had outstanding borrowings of $43,189,000 and $36,243,000 under the line of credit, respectively, offset by $31,000 and $155,000 of unamortized loan costs, respectively. Loan costs amortized as interest costs during the year ended October 31, 2019 and 2018 totaled $124,000 and $94,000, respectively. During the years ended October 31, 2019 and 2018, the Company recorded interest and unused commitment fees of $2,015,000 and $506,000, respectively, all of which was capitalized to the Project. There were no borrowings outstanding previous to the year ended October 31, 2018.

The line of credit is guaranteed by the parent company of Limoneira and certain owners of Lewis. The loan also requires compliance with certain financial covenants, including liquid asset and tangible net worth requirements of the guarantors, which were in compliance as of October 31, 2019.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

6.	Fair Value Disclosures

ASC Topic 820, Fair Value Measurement, provides a framework for measuring fair value and has established a fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy is summarized as follows:
Level 1 - Fair value determined based on quoted prices in active markets for identical assets.

Level 2 - Fair value determined using significant observable inputs, such as those principally derived from or corroborated by observable market data, by correlation or other means.

Level 3 - Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.
GAAP requires the measurement of certain financial instruments at fair value on a recurring basis, and certain other financial and non-financial assets at fair value on a nonrecurring basis. Additionally, GAAP requires fair value disclosures for certain assets and liabilities.

There were no recurring or nonrecurring fair value measurements made in the periods presented in the accompanying financial statements through October 31, 2019. The following table presents the carrying amounts and estimated fair values of the Company’s financial liabilities as of October 31, 2019 and 2018:

	October 31, 2019		October 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:

Line of credit	$43,158,000	$43,365,000	$36,088,000	$36,450,000

The fair value of the Company’s line of credit was estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics including remaining loan term and other credit enhancements. The Company classifies these inputs as Level 3 inputs.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

7.	Related Party Transactions

Cost Reimbursements to Members
The Company reimburses for approved costs and expenses incurred by the Manager and Limoneira, or their affiliates, on behalf of the Company, including for employees providing services in conjunction with development activities for the Project. For the year ended October 31, 2019 and 2018, $1,753,000 and $1,777,000, respectively, of such costs were incurred by the Members on behalf of the Company, all of which were capitalized to the Project. As of October 31, 2019 and 2018, $15,000 and $28,000, respectively, of such costs remained payable by the Company to the Members, which are included in due to affiliates on the accompanying balance sheet.
Special Reimbursement to Limoneira
Pursuant to the LLC Agreement, the Company agreed to reimburse Limoneira $500,000 relating to payments made by Limoneira to the City of Santa Paula pursuant to an existing development agreement prior to formation of the Company. The Company reimbursed the initial $250,000 of this amount during the year ended October 31, 2017, and the remaining reimbursement of $250,000 during the year ended October 31, 2018, pursuant to the terms of the agreement. These amounts are not included in capital contributions for purposes of determining Limoneira’s IRR Deficiency as defined in the LLC Agreement. All other amounts owed under remaining obligations pursuant to the Development Agreement with the City will be funded by the Company through capital contributions of the Members.
Leasing Transactions with Related Parties
The Company has leased two offices from an affiliate of Limoneira in two office buildings in Santa Paula, California. The leases are month-to-month leases at a rate of $472 and $1,350 per month and may be terminated by either party with 30 days’ notice.
The Company has also agreed to lease other property from an affiliate of Limoneira in Santa Paula, California. The lease is a ten year lease at a rate of $250 per month. The Company can terminate the lease with 30 days’ notice following the 3rd anniversary of the effective date of the lease.
The Company had agreed to lease to an affiliate of Limoneira certain agricultural land contained within the Property for nominal consideration until the Company required such land to commence development activities on such land. This lease was terminated during the year ending October 31, 2019.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

7.	Related Party Transactions (continued)

Retained Land and Infrastructure Cost Reimbursements
In conjunction with Limoneira’s initial contribution of land to the Company, certain additional land (referred to as the “Retained Land”) was legally conveyed to the Company for which Limoneira has retained beneficial ownership. The land was transferred back to Limoneira in August 2018 for no consideration upon recording of a revised tract map that subdivided the Retained Property as a legal parcel.
Limoneira has agreed to reimburse the Company for certain allocated infrastructure costs incurred by the Company which benefit the Retained Property and certain adjacent real property owned by Limoneira commonly referred to as East Area 2, as defined in the Retained Property Development Agreement between the Company and Limoneira. Through October 31, 2019, no such reimbursable costs had been allocated or billed for reimbursement to Limoneira. Costs incurred related to such development and subject to such future reimbursement from Limoneira are classified within land held for development and sale.

8.	Commitments and Contingencies

The Company’s commitments and contingencies include the usual litigation and obligations incurred by real estate owners, developers and operators in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company’s financial position or results of operations.

During the year ended October 31, 2018, the Company identified environmental contamination affecting soils throughout various parts of the Project related to leakage of fuel on the land prior to the Company’s ownership of the property. The Company recorded an initial obligation of $12,100,000 during the year ended October 31, 2018 related to the estimated costs to remediate of such costs on an undiscounted basis in accordance with ASC 410-30, Environmental Obligations. As of October 31, 2019 and 2018, the remaining liability related to such estimated remediation costs was $818,000 and $4,132,000, respectively, and was included in accounts payable and accrued liabilities. All such costs were capitalized to the Project.

Although there can be no assurance, the Company is not aware of any other material environmental liability that could have a material adverse effect on its financial condition or results of operations. However, identification of additional contamination affecting the Project, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Project, the activities of entities who may purchase from the Company land within the project and other environmental conditions of which the Company is unaware with respect to the Project could result in future environmental liabilities.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)

8. Commitments and Contingencies (continued)
Limoneira is required to transfer sufficient groundwater production and/or water rights to the City to allow the Company to satisfy the requirements of the Development Agreement and any other groundwater protection and/or water rights required by the City or other governmental agency in connection with existing or future entitlements for the Project.

Currently, there no guarantees by any of the Members or their affiliates in place on any of the obligations of the Company, except as related to the line of credit as described in Note 5. The Company is also required to complete development obligations related to the Project pursuant to the Development Agreement as well as pursuant to the terms of contracts with individual homebuilders and other parties.
The Company expects to be reimbursed for certain infrastructure costs it incurs related to the Project from the proceeds of bonds to be issued from one or more communities facilities districts (“CFDs”). As of October 31, 2019, no such bonds had been issued.

9.	Subsequent Events

The Company has evaluated events subsequent to October 31, 2019 through January 10, 2020, the date the financial statements were available to be issued, for their impact on the financial statements and disclosures.

On November 6, 2019, the Company closed the sale of 34 lots to a homebuilder for $4,689,000.